UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Selectica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

816288203

(CUSIP Number)

Lloyd Sems

305 Broadway, Suite 1400

New York, NY 10007

(212) 991-4704

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 816288203

1.	names of reporting persons

Lloyd Sems

2.	check the appropriate box if a member of a group		(a) ☐
(b) ☐
3.	sec use only

4.	source of funds
AF
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6.	citizenship or place of organization
United States
	7.	sole voting power
89,400[1]
NUMBER OF
SHARES	8.	shared voting power
BENEFICIALLY		138,420 [1]
OWNED BY
EACH	9.	sole dispositive power
REPORTING		89,400[1]
PERSON
WITH:	10.	shared dispositive power by each reporting person
138,420[2]

11.	aggregate amount beneficially owned by each reporting person
227,820
12.	check box if the aggregate amount in row (11) excludes certain shares		☐

13.	percent of class represented by amount in row (11)
6.0%[3]
14.	type of reporting person
IN; HC

(1)

Comprised of (i) 81,066 shares of common stock owned by Mr. Sems and (ii) 8,334 shares of common stock issuable to Mr. Sems upon exercise of options that will vest within 60 days of this Amendment to Statement of Beneficial Ownership on Schedule 13D.

(2)

Comprised of 138,420 shares of common stock held beneficially by Sems Strategic Value, LP (“Sems Strategic Value”) and Sems Diversified Value, LP, (“Sems Diversified Value”) of which Mr. Sems is the managing member of the general partner.

(3)

This percentage is calculated based upon 3,817,872 shares of the Company’s common stock outstanding, comprised of (i) 3,495,210 shares of the Company’s common stock outstanding (as of August 13, 2013) as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, and filed with the Securities and Exchange Commission on August 14, 2013, (ii) 231,518 shares of the Company’s common stock outstanding following the automatic conversion of 231,518 shares of the Company’s Series C Convertible Preferred Stock on September 10, 2013 and (iii) 91,144 shares of the Company’s common stock outstanding following the issuance and sale of such shares on September 12, 2013, pursuant to the terms and conditions of a Subscription Agreement, dated May 31, 2013, by and among the Company and the investors scheduled therein.

(Page 2 of 7 Pages)

CUSIP NO. 816288203

1.	names of reporting persons

Sems Capital, LLC (IRS No. 33-1073947)

2.	check the appropriate box if a member of a group		(a) ☐
(b) ☐
3.	sec use only

4.	source of funds
WC
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6.	citizenship or place of organization
Delaware
	7.	sole voting power
0
NUMBER OF
SHARES	8.	shared voting power
BENEFICIALLY		138,420 [1]
OWNED BY
EACH	9.	sole dispositive power
REPORTING		0
PERSON
WITH:	10.	shared dispositive power by each reporting person
138,420 [1]

11.	aggregate amount beneficially owned by each reporting person
138,420
12.	check box if the aggregate amount in row (11) excludes certain shares		☐

13.	percent of class represented by amount in row (11)
3.6%[2]
14.	type of reporting person
HC; OO (limited liability company)

(1)	Comprised of 108,420 shares of common stock held beneficially by Sems Strategic Value, LP and Sems Diversified Value, LP.

(2)

This percentage is calculated based upon 3,817,872 shares of the Company’s common stock outstanding, comprised of (i) 3,495,210 shares of the Company’s common stock outstanding (as of August 13, 2013) as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, and filed with the Securities and Exchange Commission on August 14, 2013, (ii) 231,518 shares of the Company’s common stock outstanding following the automatic conversion of 231,518 shares of the Company’s Series C Convertible Preferred Stock on September 10, 2013 and (iii) 91,144 shares of the Company’s common stock outstanding following the issuance and sale of such shares on September 12, 2013, pursuant to the terms and conditions of a Subscription Agreement, dated May 31, 2013, by and among the Company and the investors scheduled therein.

(Page 3 of 7 Pages)

     This constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of the undersigned on May 21, 2013 (the “Statement”), relating to the common stock, $0.0001 par value per share, of Selectica, Inc. (the “Company”). The Company’s principal executive office is 2121 South El Camino Real, San Mateo, California 94403. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is supplemented and amended by the information below:

On September 12, 2013, pursuant to a Subscription Agreement, dated as of May 31, 2013 (the “Subscription Agreement”), by and among the Company, Sems Diversified Value, LP and the other investors scheduled therein, Sems Diversified Value, LP purchased in the aggregate (i) 30,000 shares of Company common stock (the “Shares”) for a purchase price of $7.00 per share and (ii) a Series B Warrant, as modified, (the “Series B Warrant”) to purchase 15,000 shares of Company common stock at an exercise price of $7.75 per share, which will become exercisable on March 12, 2013. The aggregate purchase price for the Shares and the Series B Warrant was $210,000. The form of Subscription Agreement was filed as Exhibit 10.2 to the Current Report on Form 8-K/A filed by the Company on June 4, 2013 and is incorporated by reference herein. The form of Series B Warrant was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on September 12, 2013 and is incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Statement is supplemented and amended by the information below:

Sems Capital, LLC acquired the Shares and the Series B Warrant for investment purposes.

Mr. Sems is a member of the Company’s Board of Directors and the Compensation and Nominating/Corporate Governance Committees of the Board. In these capacities, Mr. Sems takes and will continue to take an active role in the Company’s management and strategic direction. Additionally, in their capacities as stockholders of the Company, the Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Company. Depending on the factors discussed below and subject to applicable law, either Reporting Person may from time to time acquire additional securities of the Company or otherwise dispose of some or all of his securities of the Company. Any transactions that either Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Company, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as a director of the Company, neither Mr. Sems nor Sems Capital, LLC currently has no plans or proposals that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Company or other persons).

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(Page 4 of 7 Pages)

Mr. Sems beneficially owns 227,820 shares of Company common stock, comprised of (i) 81,066 shares of common stock owned by Mr. Sems, (ii) 8,334 shares of common stock issuable to Mr. Sems upon exercise of options that will vest within 60 days of this Amendment No. 1 and (iii) 138,420 shares of common stock held beneficially by Sems Strategic Value, LP and Sems Diversified Value, LP. Sems Capital, LLC is the general partner of Sems Strategic Value, LP and Sems Diversified Value, LP. Mr. Sems is the managing member of Sems Capital, LLC. Based upon 3,817,872 shares of the Company’s common stock outstanding, comprised of (i) 3,495,210 shares of the Company’s common stock outstanding (as of August 13, 2013) as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, and filed with the SEC on August 14, 2013, (ii) 231,518 shares of the Company’s common stock outstanding following the automatic conversion of 231,518 shares of the Company’s Series C Convertible Preferred Stock on September 10, 2013 and (iii) 91,144 shares of the Company’s common stock outstanding following the issuance and sale of such shares on September 12, 2013, pursuant to the terms and conditions of a Subscription Agreement, the shares of the Company’s common stock beneficially owned by Mr. Sems constitute approximately 6.0% of the common stock of the Company as calculated in accordance with Rule 13d-3(d)(1).

Sems Capital, LLC beneficially owns 138,420 shares of common stock, held beneficially by Sems Strategic Value, LP and Sems Diversified Value, LP. Sems Capital, LLC is the general partner of Sems Strategic Value, LP and Sems Diversified Value, LP. Mr. Sems is the managing member of Sems Capital, LLC. Based upon 3,817,872 shares of the Company’s common stock outstanding, comprised of (i) 3,495,210 shares of the Company’s common stock outstanding (as of August 13, 2013) as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, and filed with the SEC on August 14, 2013, (ii) 231,518 shares of the Company’s common stock outstanding following the automatic conversion of 231,518 shares of the Company’s Series C Convertible Preferred Stock on September 10, 2013 and (iii) 91,144 shares of the Company’s common stock outstanding following the issuance and sale of such shares on September 12, 2013, pursuant to the terms and conditions of a Subscription Agreement, the shares of the Company’s common stock beneficially owned by Sems Capital, LLC constitute approximately 3.6% of the common stock of the Company as calculated in accordance with Rule 13d-3(d)(1).

The following table sets forth the number of shares of common stock as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the shares, (ii) the sole power to dispose or to direct the disposition of the shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the shares:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Sems Capital, LLC	0	138,420	0	138,420

Lloyd Sems	89,400	138,420	89,400	138,420

The voting power and the dispositive power of the shares beneficially owned by Sems Capital, LLC are shared with Sems Strategic Value, a private investment partnership formed under the laws of the State of Delaware, and Sems Diversified Value, a private investment partnership formed under the laws of the State of Delaware. Sems Capital, LLC is the general partner of Sems Strategic Value, LP and Sems Diversified Value, LP. Mr. Sems is the managing member of Sems Capital, LLC. Sems Strategic Value and Sems Diversified Value have the principal business address of 305 Broadway, Suite 1400, New York, NY 10007 and are in the principal business of investment. Within the last five years, neither Sems Strategic Value nor Sems Diversified Value (i) has been convicted in any criminal proceedings or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Sems Strategic Value and Sems Diversified Value are organized under the laws of the State of Delaware.

(Page 5 of 7 Pages)

Transactions by the each Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above. Other than as described in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated in its entirety as follows:

Item 3 of this Amendment No. 1 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is supplemented and amended by the information below:

The following are filed as exhibits hereto:

Exhibit No.	Description of Exhibit

99.1	Subscription Agreement, dated as of May 31, 2013 (filed as Exhibit 10.2 to Form 8-K/A by the Company with the SEC on June 4, 2013 and incorporated herein by reference)

99.2	Series B Warrant (filed as Exhibit 10.1 to Form 8-K by the Company with the SEC on September 12, 2013 and incorporated herein by reference)

(Page 6 of 7 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2013

SEMS CAPITAL, LLC

By:	/s/ Lloyd Sems
Name:	Lloyd Sems
Title:	Managing Member

/s/ Lloyd Sems
LLOYD SEMS

 EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Subscription Agreement, dated as of May 31, 2013 (filed as Exhibit 10.2 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference)

2	Series B Warrant (filed as Exhibit 10.1 to Form 8-K by the Company with the SEC on September 12, 2013 and incorporated herein by reference)